                                   FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1998
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to
____________________________

Commission file number 0-3488
                       ------


                        H.B. FULLER COMPANY THRIFT PLAN



                              H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                        St. Paul, Minnesota 55164-0683

H.B. Fuller Company
Thrift Plan

Report on Audit of Financial Statements
as of December 31, 1998 and 1997
and for the Year Ended December 31, 1998

And Supplemental Schedules
as of and for the Year Ended December 31, 1998

H.B. Fuller Company
Index to Financial Statements
and Supplemental Schedules

------------------------------------------------------------------------------------------------------------
                                                                                      Page(s)
Report of Independent Accountants                                                       F-1

Financial Statements:

  Statements of Net Assets Available for Benefits, With Fund Information
   as of December 31, 1998 and 1997                                                  F-2 - F-3

  Statement of Changes in Net Assets Available for Benefits, With Fund
   Information for the Year Ended December 31, 1998                                     F-4

  Notes to Financial Statements                                                      F-5 - F-7

Supplemental Schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes
   as of December 31, 1998                                                              F-8

  Line 27d - Schedule of Reportable Transactions for the Year Ended
   December 31, 1998                                                                    F-9

                       Report of Independent Accountants


To the Participants and Administrator
 of the H.B. Fuller Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of H.B. Fuller Company Thrift Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The Supplemental Schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 18, 1999

H.B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits, With Fund Information December 31, 1998

----------------------------------------------------------------------------------------------------------------------------------

                                                                              Fund Information
                                         ----------------------------------------------------------------------------

                                            Company       Money       Stable                                Small
                                            Common       Market       Return       Index       Balanced    Company
ASSETS                                    Stock Fund      Fund         Fund         Fund         Fund     Growth Fund   Total
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Investments at Fair Value:

Securities of Participating Employer -
  Common Stock of H. B. Fuller Company
  (1,534,719 shares; cost $43,978,724)   $ 73,858,373                                                                 $ 73,858,373

Securities of unaffiliated issuers -
  Norwest Stable Return Fund
    Norwest Bank (41,390 units;
      cost $1,092,790)                                             $  1,107,045                                          1,107,045
  Norwest Index Stock Fund
    Norwest Bank (639,458 units;
      cost $21,640,438)                                                         $ 33,027,992                            33,027,992
  Norwest Growth Balanced Fund
    Norwest Bank (502,257 units;
      cost $12,156,277)                                                                      $ 14,987,335               14,987,335
  Norwest Small Company Growth Fund
    Norwest Bank (245,269 units;
      cost $7,822,631)                                                                                    $ 6,595,277    6,595,277

Norwest Short-Term Investment Fund
  (13,475,155 units; cost $13,475,155)        327,312 $ 13,273,834      192,959     (259,585)     (31,167)    (28,198)  13,475,155
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Total Investments                          74,185,685   13,273,834    1,300,004   32,768,407   14,956,168   6,567,079  143,051,177

Other Assets                                    1,412       61,209                                                          62,621
Accrued Liabilities                           (92,000)                                                                     (92,000)
                                         ------------ ------------ ------------ ------------ ------------ ----------- ------------
Net Assets Available for Benefits        $ 74,095,097 $ 13,335,043 $  1,300,004 $ 32,768,407 $ 14,956,168 $ 6,567,079 $143,021,798
                                         ============ ============ ============ ============ ============ =========== ============

                See accompanying notes to financial statements

H. B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits, With Fund Information
December 31, 1997
--------------------------------------------------------------------------------

                                                                           Fund Information
                                                ----------------------------------------------------------------------
                                                    Company            Money
                                                    Common            Market              Index           Balanced
ASSETS                                            Stock Fund           Fund               Fund              Fund
                                                ---------------   ---------------    ---------------   ---------------
Investments at Fair Value:

Securities of Participating Employer -
  Common Stock of H. B. Fuller Company
  (1,594,083 shares; cost $42,097,042)            $ 78,907,090

Securities of unaffiliated issuers -
  Norwest Index Stock Fund
    Norwest Bank (656,799 units;
      cost $19,142,159)                                                                $ 26,948,480
  Norwest Growth Balanced Fund
    Norwest Bank (476,355 units;
      cost $10,669,094)                                                                                  $ 12,256,619
  Norwest Small Company Growth Fund
    Norwest Bank (194,438 units;
      cost $6,360,926)

Norwest Short-Term Investment Fund
  (10,249,279 units; cost $10,249,279)
                                                       368,678       $ 9,956,463            (37,327)               58
                                                ---------------   ---------------    ---------------   ---------------

Total Investments                                   79,275,768         9,956,463         26,911,153        12,256,677

Other Assets                                             1,754            48,362
Accrued Liabilities                                   (123,219)
                                                ---------------   ---------------    ---------------   ---------------

Net Assets Available for Benefits                 $ 79,154,303      $ 10,004,825       $ 26,911,153      $ 12,256,677
                                                ===============   ===============    ===============   ===============


                                                     Small
                                                    Company
ASSETS                                            Growth Fund            Total
                                                ---------------   -------------------
Investments at Fair Value:

Securities of Participating Employer -
  Common Stock of H. B. Fuller Company
  (1,594,083 shares; cost $42,097,042)                                  $ 78,907,090

Securities of unaffiliated issuers -
  Norwest Index Stock Fund
    Norwest Bank (656,799 units;
      cost $19,142,159)                                                   26,948,480
  Norwest Growth Balanced Fund
    Norwest Bank (476,355 units;
      cost $10,669,094)                                                   12,256,619
  Norwest Small Company Growth Fund
    Norwest Bank (194,438 units;
      cost $6,360,926)                             $ 6,305,637             6,305,637

Norwest Short-Term Investment Fund
  (10,249,279 units; cost $10,249,279)
                                                       (38,593)           10,249,279
                                                ---------------   -------------------

Total Investments                                    6,267,044           134,667,105

Other Assets                                                                  50,116
Accrued Liabilities                                                         (123,219)
                                                ---------------   -------------------

Net Assets Available for Benefits                  $ 6,267,044         $ 134,594,002
                                                ===============   ===================

                See accompanying notes to financial statements

H.B. Fuller Company Thrift Plan
Statement of Changes in Net Assets Available for Benefits, With Fund Information Year Ended December 31, 1998

---------------------------------------------------------------------------------------------------------------------------
                                                                          Fund Information
                                             ------------------------------------------------------------------------------
                                              Company          Money      Stable                                   Small
                                               Common          Market     Return         Index     Balanced       Company
Additions:                                   Stock Fund         Fund       Fund           Fund       Fund       Growth Fund
                                             ------------  -----------  ------------  -----------  -----------  -----------
   Investment Income:
    Dividends                                 $ 1,191,140                             $   355,474  $   278,606
    Interest                                       20,575  $   716,212                         37
                                             ------------  -----------                -----------  -----------

       Total Investment Income                  1,211,715      716,212                    355,511      278,606

Realized Gain on the Sale and
    Distribution of Investments                 6,517,307              $      13,479    3,471,527    1,332,530  $   465,460
Changes in Unrealized Appreciation /
    (Depreciation) of Investments              (6,930,399)                    14,255    3,581,233    1,243,533   (1,172,065)
                                             ------------  -----------  ------------  -----------  -----------  -----------

       Total Fund Income                          798,623      716,212        27,734    7,408,271    2,854,669     (706,605)
                                             ------------  -----------  ------------  -----------  -----------  -----------

Contributions:
  Participants                                  2,327,536      469,564         8,450    2,033,229      983,123      887,719
  Employer, Net of Forfeitures of $92,000       2,636,135
  Employee Rollovers                               81,354       25,494         9,636      311,019       47,362       66,200
                                             ------------  -----------  ------------  -----------  -----------  -----------

       Total Contributions                      5,045,025      495,058        18,086    2,344,248    1,030,485      953,919
                                             ------------  -----------  ------------  -----------  -----------  -----------

Total Additions                                 5,843,648    1,211,270        45,820    9,752,519    3,885,154      247,314

Deductions:
  Withdrawals                                  (4,967,613)  (4,054,013)       (7,158)  (1,910,455)  (1,323,513)    (295,177)
                                             ------------  -----------  ------------  -----------  -----------  -----------

Net Increase/(Decrease) Before Transfers          876,035   (2,842,743)       38,662    7,842,064    2,561,641      (47,863)

Cash Transferred Between Funds                 (5,935,241)   6,172,961     1,261,342   (1,984,810)     137,850      347,898
                                             ------------  -----------  ------------  -----------  -----------  -----------

Net Increase/(Decrease)                        (5,059,206)   3,330,218     1,300,004    5,857,254    2,699,491      300,035

Net Assets Available for Benefits:
  Beginning of Year                            79,154,303   10,004,825                 26,911,153   12,256,677    6,267,044
                                             ------------  -----------  ------------  -----------  -----------  -----------

  End of Year                                 $74,095,097  $13,335,043   $ 1,300,004  $32,768,407  $14,956,168  $ 6,567,079
                                             ============  ===========   ===========  ===========  ===========  ===========

Additions:                                        Total
                                             -------------
   Investment Income:
    Dividends                                $   1,825,220
    Interest                                       736,824
                                             -------------

       Total Investment Income                   2,562,044

Realized Gain on the Sale and
    Distribution of Investments                 11,800,303
Changes in Unrealized Appreciation /
   (Depreciation) of Investments                (3,263,443)
                                             -------------

       Total Fund Income                        11,098,904
                                             -------------

Contributions:
  Participants                                   6,709,621
  Employer, Net of Forfeitures of $92,000        2,636,135
  Employee Rollovers                               541,065
                                             -------------

       Total Contributions                       9,886,821
                                             -------------

Total Additions                                 20,985,725

Deductions:
  Withdrawals                                  (12,557,929)
                                             -------------

Net Increase/(Decrease) Before Transfers         8,427,796

Cash Transferred Between Funds
                                             -------------

Net Increase/(Decrease)                          8,427,796

Net Assets Available for Benefits:
  Beginning of Year                            134,594,002
                                             -------------

  End of Year                                $ 143,021,798
                                             =============

                See accompanying notes to financial statements.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of the Plan

   The following brief description of the H.B. Fuller Company Thrift Plan (the
   Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

   General

   The plan is a defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the terms of the Plan, employees are eligible to participate after six months of employment; part-time employees are eligible after twelve months.

   Contributions

   To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 9% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 1998, a participant could elect to contribute up to a limit of $10,000.

   The Company makes contributions to employees' accounts by matching 100% of an employee's contributions, up to 3% of the employee's compensation. A participant's contribution may be invested in any combination of the following investment funds: Company Common Stock Fund, Money Market Fund, Stable Return Fund, Index Fund (S&P 500), Small Company Growth Fund and Balanced Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services. All Employer matching contributions are invested in the Company Stock Fund.

   A participant's voluntary contribution percentage amount can be changed or suspended once a month, by calling the Trustee's on-line service prior to month-end. Suspensions must be made for a minimum of six months. Employer contributions to the Plan cease during the suspension period.

   Participant Accounts

   Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of interest income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

   Payment of Benefits

   On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The investment in the Company Common Stock Fund can be withdrawn in the form of stock at the option of Plan participants.

   Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Company, or upon age 65, disability, or death.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Forfeitures

   Participants who terminate employment with H.B. Fuller Company forfeit the non-vested portion of the Company's contribution to their accounts. Amounts forfeited are used to reduce subsequent Company contributions. Forfeitures for the year ended December 31, 1998 were $92,000.

   Plan Termination

   Although it has no intention to do so, H.B. Fuller Company may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

2. Summary of Significant Accounting Policies

   Basis of Accounting

   The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Investment Valuation

   The fair values of the Plan's investments in common stock of the participating Employer are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee (Norwest Bank). Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

   Interest and Dividends

   Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

   Risks and Uncertainties

   The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

   Plan Expenses

   H.B. Fuller Company pays or reimburses participants for all administrative costs and investment fees.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3. Investments

   Unrealized Appreciation/(Depreciation) of Investments

   The unrealized appreciation/(depreciation) of investments was as follows:

                                  Company     Stable                             Small Co.
                                   Common     Return                 Balanced      Growth
                                 Stock Fund    Fund    Index Fund      Fund         Fund         Total
                                ------------  -------  -----------  ----------  ------------  ------------

   Unrealized appreciation/
     (depreciation) at
     December 31, 1997          $36,810,048            $ 7,806,321  $1,587,525  $   (55,289)  $46,148,605
    Change during the year
     ended December 31, 1998     (6,930,399)  $14,255    3,581,233   1,243,533   (1,172,065)   (3,263,443)
                                -----------   -------  -----------  ----------  -----------   -----------

   Unrealized appreciation/
     (depreciation) at
     December 31, 1998          $29,879,649   $14,255  $11,387,554  $2,831,058  $(1,227,354)  $42,885,162
                                ===========   =======  ===========  ==========  ===========   ===========

   Realized Gains

   During the year ended December 31, 1998, realized gains resulting from the sale and distribution of investments were as follows:

                           Company      Stable                             Small Co.
                           Common       Return                  Balanced     Growth
                         Stock Fund      Fund     Index Fund      Fund        Fund        Total
                         -----------  ----------  -----------  ----------  ----------  -----------

   Aggregate proceeds    $11,656,369  $2,938,824  $10,700,415  $5,176,092  $2,511,578  $32,983,278
   Aggregate average
     cost                  5,139,062   2,925,345    7,228,888   3,843,562   2,046,118   21,182,975
                         -----------  ----------  -----------  ----------  ----------  -----------

   Realized gain         $ 6,517,307  $   13,479  $ 3,471,527  $1,332,530  $  465,460  $11,800,303
                         ===========  ==========  ===========  ==========  ==========  ===========

4. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party and Party-in-Interest Transactions

   Plan investments include H.B. Fuller Company Common Stock which is invested primarily in the stock of the employer. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 1998, amounted to $7,820,054 and $11,656,369, respectively.

   The Plan also invests in various funds managed by Norwest Bank Minnesota, N.A. Norwest Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 1998, the Trustee made purchases and sales of such securities amounting to $51,465,382 and $39,960,661, respectively.

H.B. Fuller Company Thrift Plan
Line 27a - Schedule of Assets Held for Investments Purposes
December 31, 1998

-------------------------------------------------------------------------------------------------------------------
Identity of Issuer,
Borrower or                                                       Units/                               Fair
Similar Party                        Description                  Shares            Cost               Value
------------------------   ---------------------------------   --------------  ----------------   ---------------
H.B. Fuller Company        H.B. Fuller Common Stock Fund
                             Common Stock                           1,534,719   $  43,978,724     $    73,858,373

H.B. Fuller Company        H.B. Fuller Common Stock Fund
                             Investment Fund                          389,195         389,195             389,195

H.B. Fuller Company        H.B. Fuller Common Stock Fund
                             Cash - Non-Interest Bearing              (61,883)        (61,883)            (61,883)
                                                               --------------  --------------     ---------------
                                                                    1,862,031      44,306,036          74,185,685
                                                               --------------  --------------     ---------------

Norwest Bank               Money Market Fund
                             Investment Fund                       13,273,834      13,273,834          13,273,834
                                                               --------------  --------------     ---------------
Norwest Bank               Stable Return Fund Bonds                    41,390       1,092,790           1,107,045

Norwest Bank               Stable Return Fund
                             Cash - Non-Interest Bearing              192,959         192,959             192,959
                                                               --------------  --------------     ---------------
                                                                      234,349       1,285,749           1,300,004
                                                               --------------  --------------     ---------------
Norwest Bank               Index Fund Common Stock                    639,458      21,640,438          33,027,992

Norwest Bank               Index Fund
                             Cash - Non-Interest Bearing             (259,585)       (259,585)           (259,585)
                                                               --------------  --------------     ---------------
                                                                      379,873      21,380,853          32,768,407
                                                               --------------  --------------     ---------------
Norwest Bank               Balanced Fund Common Stock                 502,257      12,156,277          14,987,335

Norwest Bank               Balanced Fund
                             Cash - Non-Interest Bearing              (31,167)        (31,167)            (31,167)
                                                               --------------  --------------          ----------
                                                                      471,090      12,125,110          14,956,168
                                                               --------------  --------------          ----------
Norwest Bank               Small Company Growth Fund
                             Common Stock                             245,269       7,822,631           6,595,277

Norwest Bank               Small Company Growth Fund
                             Cash - Non-Interest Bearing              (28,198)        (28,198)            (28,198)
                                                               --------------  --------------     ---------------
                                                                      217,071       7,794,433           6,567,079
                                                               --------------  --------------     ---------------
                           Total Investments at End of
                           Plan Year                                           $  100,166,015        $143,051,177
                                                                               ==============     ===============


Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties in Interest: Norwest Bank - Trustee; H.B. Fuller Company -
Administration

H.B. Fuller Company Thrift Plan
Line 27d - Schedule of Reportable Transactions*
Year Ended December 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------

5% of series of transactions by security issue:

                                                      Number of                       Total Dollar Amount                Net Gain
                                             ----------------------------     -------------------------------------
           Security Issue                      Purchases        Sales            Purchases             Sales             or (Loss)
---------------------------------------      -------------    -----------    -----------------    -----------------   -------------
H.B. Fuller Common Stock Fund,                      64                           $ 7,820,054
  Common Stock                                                     58                               $11,656,369         $ 6,545,763

H.B. Fuller Common Stock Fund,                     130                            14,026,018
  Investment Fund                                                 135                                14,048,213

Money Market Fund,                                 133                            14,642,755
  Investment Fund                                                  98                                11,292,161

Stable Return Fund,                                 48                             4,018,135
  Bonds                                                            20                                 2,938,824              13,479

Index Fund,                                        119                             9,727,168
  Common Stock                                                    108                                10,450,404           3,221,516

Balanced Fund,                                     112                             5,403,460
  Common Stock                                                     98                                 4,681,255             765,801

* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties in Interest: Norwest Bank - Trustee; H.B. Fuller Company -
Administrator.

                              SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    H. B. Fuller Company Thrift Plan


                                    H.B. Fuller Company



Dated:  June 28, 1999               By:  /s/ Todd Mestad
                                         ---------------
                                         Todd Mestad
                                         Director of Benefits